                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934

                               WORLD ACCESS, INC.
                               ------------------
                                (Name of Issuer)

                         Common Stock - $0.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    98141A101
                                    ---------
                                 (CUSIP Number)





            Scott D. Sullivan, Treasurer and Chief Financial Officer
                               MCI WORLDCOM, Inc.
                              515 East Amite Street
                                Jackson, MS 39201
                                 (601) 360-8600
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 14, 1998
                                -----------------
             (Date of Event which Requires Filing of this Statement)

CUSIP NO.  98141A101

         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons.

                  Name                                          IRS I.D. #
                  ----                                          ----------

                  MCI WORLDCOM, Inc.                            58-1521612

                  WorldCom Network Services, Inc                36-3305625

                  MFS Telecom, Inc.                             36-3547776

                  Brooks Fiber Communications of Texas, Inc.    43-1714867

         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions).

                  (a)
                  (b) (The reporting persons do not consider themselves a group as described in Rule 13d-5 and are making this joint filing under Rule 13d-1(k)(1)).

         3)       SEC Use Only.

         4)       Source of Funds (See Instructions).   00. See Item 3 hereof.

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). Not required.

         6)       Citizenship or Place of Organization.

                  Name                                     State of Organization
                  ----                                     ---------------------

                  MCI WORLDCOM, Inc.                           Georgia

                  WorldCom Network Services, Inc.              Delaware

                  MFS Telecom, Inc.                            Delaware

                  Brooks Fiber Communications of Texas, Inc.   Delaware


                  Number of      (7) Sole Voting Power             6,300,853*
                  Shares
                  Beneficially   (8) Shared Voting Power           None
                  Owned by
                  Each           (9) Sole Dispositive Power        2,100,284*
                  Reporting
                  Person with    (10) Shared Dispositive Power     None

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person.

                                                                     6,300,853*

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).

                  Not Applicable.

         13)      Percent of Class Represented by Amount in Row (11).      15%*


         14)      Type of Reporting Person (See Instructions).  CO

-----------------------

* Share ownership numbers and percentages are approximations for the reasons stated in Item 5. of this Schedule 13D. Each reporting person is the beneficial owner of all of the reported shares although record ownership varies.



Item 1.  Security and Issuer.

         Common stock, $0.01 par value per share, of World Access, Inc., a Delaware corporation ("World Access"), with its principal executive offices located at 945 East Paces Ferry Road, Suite 2240, Atlanta, Georgia 30326.

Item 2.  Identity and Background.

         (a) MCI WORLDCOM, Inc. ("MCI WorldCom") is a Georgia corporation. The principal business of it and its subsidiaries is telecommunications. WorldCom Network Services, Inc., a Delaware corporation, is a direct, wholly-owned subsidiary of MCI WorldCom. MFS Telecom, Inc., a Delaware corporation, is an indirect, wholly-owned subsidiary of MCI WorldCom. Brooks Fiber Communications of Texas, Inc., a Delaware corporation, is an indirect, wholly-owned subsidiary of MCI WorldCom. The principal business and principal office of each reporting person are located at 515 East Amite Street, Jackson, Mississippi 39201-2702. During the past five years, none of the reporting persons nor, to the best of their knowledge, any of the directors or executive officers of any of the reporting persons, has had any criminal convictions, and none has been subject to a judgment, decree or final order of a judicial or administrative body of competent jurisdiction enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (b) Certain information pertaining to executive officers and directors of each reporting person is set forth on Appendix A attached hereto and incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration.

         The shares were issued in connection with a merger transaction (see
Item 5 below) in which World Access acquired Cherry Communications Incorporated (d/b/a Resurgens Communications Group) ("RCG"). The reporting persons were creditors of RCG and received shares of World Access in the merger transaction pursuant to RCG's Second Amended Plan of Reorganization dated September 2, 1998.

Item 4.  Purpose of Transaction.

         As stated in Item 5 below, the reporting persons may acquire in the aggregate dispositive authority for up to approximately 4,200,569 additional shares of common stock depending upon the attainment of certain earnings levels. While the reporting persons have no present intentions of acquiring or influencing control of World Access, they intend to monitor their investment in World Access and take actions consistent with their perceived best interest.

Item 5.  Interest in Securities of the Issuer.

         The reporting persons presently own beneficially approximately 6,300,853 shares or 15% of the presently outstanding shares of World Access common stock, all of which were acquired in connection with the closing of a merger transaction (the "Merger") on December 14, 1998.

         Under the terms of the Merger, creditors of RCG as a group are eligible to receive up to a total of 9,375,000 shares of World Access common stock over a two and one-half year period following closing of the Merger. Of these shares, a total of 3,125,000 shares were issued at closing of the Merger to the RCG creditors as a group and 6,250,000 shares (the "Contingent Shares") were placed in escrow to be issued over the two and one-half year period subject to the attainment of certain earnings levels by RCG and Cherry Communications U.K. Limited ("Cherry U.K."). The exact amount to be issued to any RCG creditor, including the reporting persons, will depend upon the resolution of claims in the RCG bankruptcy proceedings.

         The reporting persons have estimated that they are entitled to approximately 2,100,284 of the shares issued at the closing of the Merger and 4,200,569 of the Contingent Shares. The reporting persons have voting (but not dispositive) power over the Contingent Shares. The reporting persons will acquire disposition rights with respect to the Contingent Shares upon the attainment of certain earning levels for the combined business of RCG and Cherry U.K. To the extent the specified earnings levels are not attained over the next two and one-half years, the reporting persons will lose voting and all other rights with respect to the Contingent Shares. Other than shares acquired in the above merger transaction, the reporting persons have acquired no shares of World Access over the sixty day period preceding the filing of this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The terms of the arrangement with respect to the Contingent Shares are set forth in the Agreement and Plan of Merger and Reorganization dated as of May 12, 1998, and the First and Second Amendments thereto, incorporated herein as an exhibit. The reporting persons are given voting rights with respect to the Contingent Shares under the terms of the Disbursement Agreement between World Access, RCG and the Disbursing Agent dated as of December 14, 1998, a copy of which is attached hereto as an exhibit.

Item 7.  Material to be Filed as Exhibits.

         Attached hereto or incorporated herein as exhibits are the following documents:

         (1) Written agreement related to filing of joint acquisition statement;

         (2) Disbursement Agreement between World Access, RCG and the Disbursing Agent dated as of December 14, 1998.

         (3) Agreement and Plan of Merger and Reorganization dated as of May 12, 1998, as amended by the First and Second Amendments thereto, by and among World Access, WA Telecom Products Co. (formerly known as "World Access, Inc."), RCG and WA Merger Corp. (incorporated by reference to Appendix A to the definitive proxy statement of World Access as filed with the Securities and Exchange Commission on November 12, 1998 (the "Proxy Statement"));

         (4) Share Exchange Agreement and Plan of Reorganization dated as of May 12, 1998, by and among World Access, WA Telecom Products Co., Cherry U.K., and Renaissance Partners II (incorporated by reference to Appendix B to the Proxy Statement; and

         (5) Debtor's Second Amended Plan of Reorganization dated as of September 2, 1998 (incorporated by reference to Appendix D to the Proxy Statement).

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 23, 1998
-----------------
Date

MCI WORLDCOM, Inc.                         WorldCom Network Services, Inc.


By:  /s/ Scott D. Sullivan             By: /s/ Scott D. Sullivan
    -----------------------------         ---------------------------------
Name:  Scott D. Sullivan                       Name: Scott D. Sullivan
Title:  Chief Financial Officer                      Title: Chief Financial
                                                            Officer



MFS Telecom, Inc.                          Brooks Fiber Communications of Texas,
                                           Inc.

By: /s/ Scott D. Sullivan              By: Scott D. Sullivan
    -----------------------------          --------------------------------
Name:  Scott D. Sullivan                       Name: Scott D. Sullivan
Title:  Chief Financial Officer                      Title: Chief Financial
                                                            Officer

                                  SCHEDULE 13D


                                   APPENDIX A

               INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
        OFFICERS OF MCI WORLDCOM, INC., WORLDCOM NETWORK SERVICES, INC., MFS TELECOM, INC. AND BROOKS FIBER COMMUNICATIONS OF TEXAS, INC.

         Part I. Directors and Executive Officers of MCI WORLDCOM, Inc. ("MCI WorldCom"). Set forth below are the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of MCI WorldCom. The principal address of MCI WorldCom and, unless otherwise indicated below, the current business address for each individual listed below is 515 East Amite Street, Jackson, Mississippi 39201-2702, U.S.A. Unless otherwise indicated, each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite the individual's name refers to employment with MCI WorldCom.

              NAME AND CURRENT                              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
              BUSINESS ADDRESS                          MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
              ----------------                          --------------------------------------------------
CLIFFORD L. ALEXANDER, JR.                     Mr.  Alexander  has been a director of MCI WorldCom  since its merger
Alexander & Associates, Inc.                   with MCI  Communications  Corporation  ("MCI") in September  1998. He
400 C. Street, N.E.                            has been  President  of  Alexander  &  Associates,  Inc.,  management
Washington, D.C.  20002                        consultants,  since  1981.  Mr.  Alexander  is  also  a  director  of
U.S.A.                                         Dreyfus 3rd Century Fund, Dreyfus General Family of Funds,  Mutual of
                                               America Life Insurance Company,
                                               Dun & Bradstreet Corporation,
                                               American Home Products
                                               Corporation and IMS Health
                                               Incorporated.

JAMES C. ALLEN                                 Mr.  Allen has been a director  of MCI  WorldCom  since  March  1998.
3023 Club Drive                                Mr. Allen  is the former Vice  Chairman and Chief  Executive  Officer
Destin, FL 32541                               and a former  director  of Brooks  Fiber  Properties,  Inc.  ("BFP"),
U.S.A.                                         where he served in such  capacities  from 1993 until  February  1998.
                                               Mr. Allen served as President and Chief  Operating  Officer of Brooks
                                               Telecommunications  Corporation,  a founder  of BFP,  from April 1993 until it was merged with BFP in January  1996.  Mr. Allen serves as a director of Metronet Communications Corp. and Verio Inc.

JUDITH AREEN                                   Ms. Areen has been a director of MCI  WorldCom  since its merger with
Georgetown University Law Center               MCI in September  1998. She has been Executive Vice President for Law
600 New Jersey Avenue, N.W.                    Center  Affairs  and Dean of the Law  Center,  Georgetown  University
Washington, D.C.  20001                        since 1989. She has been a Professor of Law,  Georgetown  University,
U.S.A.                                         since 1976.

CARL J. AYCOCK                                 Mr.  Aycock  has  been  a  director  of  MCI  WorldCom   since  1983.
123 South Railroad Avenue                      Mr. Aycock  served as Secretary of MCI WorldCom from 1987 to 1995 and
Brookhaven, MS  39601                          was the Secretary and Chief Financial Officer of Master  Corporation,
U.S.A.                                         a motel  management  and  ownership  company,  from 1989 until  1992.
                                               Subsequent to 1992, Mr. Aycock has been self employed as a financial administrator.

                                  SCHEDULE 13D

              NAME AND CURRENT                              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
              BUSINESS ADDRESS                          MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
              ----------------                          --------------------------------------------------
MAX E. BOBBITT                                 Mr.  Bobbitt  has  been  a  director  of  MCI  WorldCom  since  1992.
62 Carmel Drive                                Mr. Bobbitt   was   a   director   of   Advanced   Telecommunications
Little Rock, AR 72112                          Corporation  ("ATC")  until its merger with MCI  WorldCom in December
U.S.A.                                         1992  (the  "ATC   Merger").   He  is  currently  a  consultant   and
                                               previously  was President and Chief  Executive  Officer of Metromedia
                                               China Corporation, a telecommunications company, from 1997 until June
                                               1998.  From 1996 until  February  1997, Mr. Bobbitt was President and
                                               Chief   Executive   Officer  of  Asian  American   Telecommunications
                                               Corporation.  Prior to  1996,  Mr.  Bobbitt  held  various  positions including  President  and Chief  Operating  Officer  and  director of
                                               ALLTEL Corporation,  a  telecommunications  company,  from 1970 until
                                               January 1995.

STEPHEN M. CASE                                Mr. Case  has been a  director  of MCI  WorldCom  since  March  1998.
America Online, Inc.                           Mr. Case,  a co-founder of America  Online,  Inc.  ("AOL"),  has been
22000 AOL Way                                  Chairman of the Board of Directors of AOL since October  1995,  Chief
Dulles, VA  20166-9323                         Executive  Officer  of AOL since  April  1993 and a  director  of AOL
U.S.A.                                         since September  1992.  Mr. Case served as President of AOL from July
                                               1996 until  February  1998 and from  January  1991 to February  1996.
                                               Previously,  he  served  as  Executive  Vice  President  of AOL  from
                                               September 1987 to January 1991 and Vice  President,  Marketing,  from
                                               1985 to September 1987.  Since June 1998, Mr. Case serves as a member of the Board of Directors of the New York Stock Exchange.

BERNARD J. EBBERS                              Mr.  Ebbers  has been  President  and Chief  Executive  Officer of MCI
                                               WorldCom  since April 1985. Mr. Ebbers has served as a director of MCI
                                               WorldCom since 1983.

FRANCESCO GALESI                               Mr.  Galesi  has  been  a  director  of  MCI  WorldCom   since  1992.
The Galesi Group                               Mr. Galesi  was a director  of ATC until the ATC  Merger.  Mr. Galesi
435 East 52nd Street                           is the  Chairman  and Chief  Executive  Officer of the Galesi  Group,
New York, NY  10022                            which  includes  companies  engaged in  distribution,  manufacturing,
U.S.A.                                         real estate and  telecommunications.  Mr. Galesi serves as a director of Amnex, Inc. and Walden Residential Properties, Inc.

STILES A. KELLETT, JR.                         Mr.  Kellett  has served as a director  of MCI  WorldCom  since 1981.
Kellett Investment Corporation                 Mr. Kellett  has been  Chairman  of  Kellett  Investment  Corporation
200 Galleria Parkway, Suite 1800               since  1995.  From 1978 to 1995,  Mr. Kellett  served as  Chairman of
Atlanta, GA  30339                             the Board of Directors of  Convalescent  Services,  Inc., a long-term
U.S.A.                                         health care  company in Atlanta,  Georgia.  Mr.  Kellett  serves as a director  of  Frederica  Bank & Trust  Company,  St.  Simons  Island,
                                               Georgia.


                                Appendix A - p. 2

                                  SCHEDULE 13D

              NAME AND CURRENT                              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
              BUSINESS ADDRESS                          MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
              ----------------                          --------------------------------------------------
GORDON S. MACKLIN                              Mr.  Macklin  has been a director  of MCI  WorldCom  since its merger
8212 Burning Tree Road                         with MCI in  September  1998.  Mr. Macklin  is a  director  of Martek
Bethesda, MD 20817                             Biosciences  Corporation;  Fund American Enterprises Holdings,  Inc.;
U.S.A.                                         MedImmune,  Inc.; Real 3-D; Spacehab, Inc.; and director,  trustee or managing general partner, as the case may be, of 49 of the investment companies in the Franklin  Templeton Group of Funds.  Mr. Macklin was
                                               formerly Chairman,  White River Corporation,  an information services company,  from 1993 until June 1998;  Chairman,  Hambrecht  and Quist
                                               Group; director, H&Q Healthcare Investors;  director, CCC Information
                                               Services  Group,  Inc.;  and  President,   National   Association  of
                                               Securities Dealers, Inc.

JOHN A. PORTER                                 Mr.  Porter  has  been  a  director  of  MCI  WorldCom   since  1988.
Integra Funding                                Mr. Porter  served as Vice Chairman of the Board of MCI WorldCom from
295 Bay Street, Suite 2                        September  1993 until MCI WorldCom's  merger with MFS  Communications
Easton, MD  21601                              Company,  Inc. ("MFS") in December 1996 (the "MFS Merger") and served
U.S.A.                                         as  Chairman  of the Board of  Directors  of MCI  WorldCom  from 1988 until September  1993.  From May 1995 to the present,  Mr. Porter has served as  Chairman  of the Board of  Directors  and Chief  Executive
                                               Officer of Industrial  Electric  Manufacturing,  Inc., a manufacturer of electrical  power  distribution  products.  Mr. Porter also serves as Chairman of Phillips &  Brooks/Gladwin,  Inc., a  manufacturer  of pay telephone  enclosures  and  equipment.  Mr. Porter was previously
                                               President and sole shareholder of P.M.  Restaurant  Group, Inc. which
                                               filed  for   protection   under  Chapter  11  of  the  United  States
                                               Bankruptcy Code in March 1995.  Subsequent to March 1995,  Mr. Porter
                                               sold all of his shares in P.M.  Restaurant  Group, Inc. Mr. Porter is also a director of Uniroyal  Technology  Corporation  and XL Connect,
                                               Inc.

TIMOTHY F. PRICE                               Mr. Price has been a director of MCI  WorldCom  since its merger with
MCI WORLDCOM, Inc.                             MCI  in  September  1998.  He  has  served  as  President  and  Chief
1801 Pennsylvania Avenue, N.W.                 Executive  Officer  of the MCI  WorldCom  communications  unit of MCI
Washington, D.C. 20006                         WorldCom  since  the  merger.  Mr.  Price  was  President  and  Chief
U.S.A.                                         Operating  Officer of MCI from November 1996 to September  1998, when it merged with MCI WorldCom.  He was  President  and Chief  Operating officer of MCI Telecommunications Corporation ("MCIT") from July 1995 to September  1998.  He was an  Executive  Vice  President  and Group
                                               President  of  MCIT,   serving  as  Group  President,   Communication
                                               Services,  from December 1994 to July 1995. He was an Executive  Vice
                                               President of MCIT, serving as President,  Business Markets, from June
                                               1993 to December  1994.  He was a Senior Vice  President of MCIT from
                                               November 1990 to June 1993, serving as President,  Business Services, from July 1992 to June 1993 and as Senior  Vice  President,  Consumer
                                               Markets, from November 1990 to July 1992.


                                Appendix A - p. 3

                                  SCHEDULE 13D

              NAME AND CURRENT                              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
              BUSINESS ADDRESS                          MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
              ----------------                          --------------------------------------------------
BERT C. ROBERTS, JR.                           Mr.  Roberts  has been a director  and  Chairman  of the Board of MCI
MCI WORLDCOM, Inc.                             WorldCom  since  its  merger  with  MCI  in  September  1998.  He was
1801 Pennsylvania Avenue, N.W.                 Chairman of the Board of MCI from June 1992 to September  1998,  when
Washington, D.C.  20006                        it merged with MCI WorldCom.  He was Chief  Executive  Officer of MCI
U.S.A.                                         from  December  1991 to November  1996.  He was  President  and Chief
                                               Operating Officer of MCI from October 1985 to June 1992 and President of MCIT from May 1983 to June 1992. Mr. Roberts was a director of MCI from 1985 to September 1998 and a  non-executive  director of British
                                               Telecommunications plc ("BT") from October 1994 to March 1998. He has been a  non-executive  director of The News  Corporation  Limited,  a global  multi-media  company  located in  Australia,  since  1995;  a non-executive  director of  Telefonica  de Espana,  S.A.  since March
                                               1998; and a non-executive director of Valence Technology, Inc..

JOHN W. SIDGMORE                               Mr.  Sidgmore  serves as Vice  Chairman of the Board of MCI WorldCom.
MCI WORLDCOM, Inc.                             Mr. Sidgmore  has  been a  director  of MCI  WorldCom  since  the MFS
3060 Williams Drive                            Merger  and has  served  as a  director  of MFS  since  August  1996.
Fairfax, VA  22301                             Mr. Sidgmore  was President and Chief  Operating  Officer of MFS from
U.S.A.                                         August  1996  until  the MFS  Merger  and has  been  Chief  Executive
                                               Officer and a director of UUNET  Technologies,  Inc.,  a wholly owned subsidiary of MCI WorldCom ("UUNET"), from June 1994 to October 1998, and also held the  position of  President  of UUNET from June 1994 to
                                               August 1996 and from  January 1997 to  September  1997.  From 1989 to
                                               1994, he was President and Chief Executive  Officer of CSC Intelicom,
                                               a telecommunications  software company. Mr. Sidgmore is a director of
                                               Saville Systems PLC.

SCOTT D. SULLIVAN                              Mr.  Sullivan  serves  as  Chief  Financial  Officer,  Treasurer  and
                                               Secretary of MCI WorldCom.  From the ATC Merger until  December 1994,
                                               Mr. Sullivan  served as Vice President and Assistant Treasurer of MCI
                                               WorldCom.  From 1989 until 1992,  Mr. Sullivan served as an executive officer of two long-distance  companies,  including ATC. From 1983 to
                                               1989,  Mr. Sullivan  served  in  various  capacities  with  KPMG Peat
                                               Marwick  LLP.  Mr. Sullivan  has served as a director of MCI WorldCom since March 1996.


                                Appendix A - p. 4

                                  SCHEDULE 13D

              NAME AND CURRENT                              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
              BUSINESS ADDRESS                          MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
              ----------------                          --------------------------------------------------
GERALD H. TAYLOR                               Mr. Taylor has been a director of MCI WorldCom  since its merger with
MCI WORLDCOM, Inc.                             MCI in  September  1998  and  Chief  Executive  Officer  of MCI  from
1801 Pennsylvania Avenue, N.W.                 November  1996 to September  1998 and Vice Chairman of MCIT from July
Washington, D.C.  20006                        1995  to  September  1998.  He  was  President  and  Chief  Operating
U.S.A.                                         Officer  of MCI from July 1994 to  November  1996 and  President  and
                                               Chief Operating  Officer of MCIT from April 1994 to July 1995. He was an  Executive  Vice  President  and  Group  Executive  of  MCIT  from
                                               September  1993 to April 1994. He was an Executive  Vice President of
                                               MCIT, serving as President,  Consumer Markets,  from November 1990 to
                                               September  1993. Mr. Taylor was a director of MCI from September 1994 to  September  1998  and  was a  non-executive  director  of BT  from
                                               November 1996 to November 1997.

LAWRENCE C. TUCKER                             Mr.  Tucker is a general  partner of Brown  Brothers  Harriman & Co.,
Brown Brothers Harriman & Co.                  which is the general and  managing  partner of The 1818 Funds.  He is
59 Wall Street                                 also a director of The WellCare  Management  Group,  Inc.,  Riverwood
New York, NY  10005                            International  Corporation and National  HealthCare  Corporation.  He
U.S.A.                                         has  served  as a  director  of MCI  WorldCom  since  May  1995,  and previously served as a director
                                               of MCI WorldCom from May, 1992
                                               until the ATC Merger.

JUAN VILLALONGA                                Mr.  Villalonga  has  served  as the  Chairman  and  Chief  Executive
(citizen of Spain)                             Officer of Telefonica de Espana, S.A.  ("Telefonica"),  a provider of
Telefonica de Espana, S.A                      telecommunications  services  in  Spain,  since  1996.  He has been a
Gran Via 28, 9th floor                         director of MCI WorldCom  since November 1998 pursuant to a Strategic
28013  Madrid                                  Alliance  Agreement  among  Telefonica,  MCI  and MCI  WorldCom.  Mr.
Spain                                          Villalonga  was  previously  the CEO of  Bankers  Trust in Spain  and
                                               Portugal, the CEO of CS First
                                               Boston in Spain and a partner at
                                               Kinsey & Co., a consulting firm,
                                               for nine years.

         Part II. Directors and Executive Officers of WorldCom Network Services, Inc. ("WNS"). Set forth below are the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of WNS. The principal address of WNS and the current business address for each individual listed below is 515 East Amite Street, Jackson, Mississippi 39201-2702, U.S.A. Each person listed below is a citizen of the United States. The position set forth opposite the individual's name refers to a position with WNS.

              NAME AND CURRENT                              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
              BUSINESS ADDRESS                          MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
              ----------------                          --------------------------------------------------
CHARLES T. CANNADA                     Director  and  Assistant  Secretary.   Mr.  Cannada  serves  as  Senior  Vice
                                       President,  Corporate  Development  of MCI  WorldCom.  Prior to assuming this position  in  January  1995,  Mr.  Cannada  served  as  Treasurer  and  Chief
                                       Financial  Officer of MCI  WorldCom.  He joined MCI  WorldCom in 1989.  He is also a director of Nova  Corporation,  since May 1998, and of WAM!NET,  Inc., since September 1998.

BERNARD J. EBBERS                      Director, President and Chief Executive Officer. (See Part I Above)

SCOTT D. SULLIVAN                      Secretary, Treasurer and Chief Financial Officer. (See Part I Above)


                                Appendix A - p. 5

                                  SCHEDULE 13D


         Part III. Directors and Executive Officers of MFS Telecom, Inc. ("MFS"). Set forth below are the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of MFS. The principal address of MFS and the current business address for each individual listed below is 515 East Amite Street, Jackson, Mississippi 39201-2702, U.S.A. Each person listed below is a citizen of the United States. The position set forth opposite the individual's name refers to a position with MFS.

          NAME AND CURRENT                              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
          BUSINESS ADDRESS                          MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
          ----------------                          --------------------------------------------------
CHARLES T. CANNADA                     Director and Assistant Secretary. (See Part II Above)

BERNARD J. EBBERS                      Director, President and Chief Executive Officer. (See Part I Above)

SCOTT D. SULLIVAN                      Secretary, Treasurer and Chief Financial Officer. (See Part I Above)


         Part IV. Directors and Executive Officers of Brooks Fiber Communications of Texas, Inc. ("Brooks"). Set forth below are the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of Brooks. The principal address of Brooks and the current business address for each individual listed below is 515 East Amite Street, Jackson, Mississippi 39201-2702, U.S.A. Each person listed below is a citizen of the United States. The position set forth opposite the individual's name refers to a position with Brooks.

          NAME AND CURRENT                              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
          BUSINESS ADDRESS                          MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
          ----------------                          --------------------------------------------------
CHARLES T. CANNADA                     Director and Assistant Secretary. (See Part II Above)

BERNARD J. EBBERS                      Director, President and Chief Executive Officer. (See Part I Above)

SCOTT D. SULLIVAN                      Secretary, Treasurer and Chief Financial Officer. (See Part I Above)


                                Appendix A - p. 6

                                 EXHIBIT INDEX


     EXHIBIT
     NUMBER   DESCRIPTION
     ------   -----------
       (1)    Written agreement related to filing of joint acquisition
              statement;

       (2)    Disbursement Agreement between World Access, RCG and the
              Disbursing Agent dated as of December 14, 1998.

       (3)    Agreement and Plan of Merger and Reorganization dated as of May
              12, 1998, as amended by the First and Second Amendments thereto, by and among World Access, WA Telecom Products Co. (formerly known as "World Access, Inc."), RCG and WA Merger Corp. (incorporated by reference to Appendix A to the definitive proxy statement of World
              Access as filed with the Securities and Exchange Commission on November 12, 1998 (the "Proxy Statement"));

       (4)    Share Exchange Agreement and Plan of Reorganization dated as of
              May 12, 1998, by and among World Access, WA Telecom Products Co.,
              Cherry U.K., and Renaissance Partners II (incorporated by reference to Appendix B to the Proxy Statement; and

       (5)    Debtor's Second Amended Plan of Reorganization dated as of
              September 2, 1998 (incorporated by reference to Appendix D to the
              Proxy Statement).